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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                              SCHEDULE 14D-1/A
                             (Amendment No. 11)

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                              ----------------

                            COLUMBIA ENERGY GROUP
                          (Name of Subject Company)

                            CEG ACQUISITION CORP.
                                NISOURCE INC.
                                  (Bidders)

                        COMMON STOCK, $.01 PER SHARE
                       (Title of Class of Securities)

                                  197648108
                    (CUSIP Number of Class of Securities)

                               Stephen P. Adik
                      Senior Executive Vice President,
                    Chief Financial Officer And Treasurer
                                NiSource Inc.
                            801 East 86th Avenue
                      Merrillville, Indiana  46410-6272
                               (219) 853-5200
     (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of Bidder)

                            --------------------

                                 COPIES TO:

             Peter V. Fazio, Jr., Esq.           Alan G. Schwartz, Esq.
               Schiff Hardin & Waite           Simpson Thacher & Bartlett
                 6600 Sears Tower                 425 Lexington Avenue
             Chicago, Illinois  60606           New York, New York  10017
            Telephone:  (312) 258-5500         Telephone:  (212) 455-2000


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        This Amendment No. 11 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1, as amended, originally filed with the Securities and Exchange Commission on June 25, 1999 (the "Schedule 14D-1") by CEG Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of NiSource Inc., an Indiana corporation ("Parent"). The Schedule 14D-1 and this Amendment relate to a tender offer by the Offeror to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Columbia Energy Group, a Delaware corporation (the "Company"), at a purchase price of $68 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.





































                                      2







   Item 10.  Additional Information.

        On July 26, 1999, Parent issued (i) the form of letter from Gary
   L. Neale, Chairman, President and Chief Executive Officer of Parent, to stockholders of the Company, and (ii) the "NiSource/Columbia StraightTalk" communication to stockholders of the Company, which is included herein as Exhibits (a)(20) and (a)(21), respectively, and incorporated herein by reference.

   Item 11.  Material to be Filed as Exhibits.

        (a)(1)    Offer to Purchase, dated June 25, 1999.*

        (a)(2)    Letter of Transmittal.*

        (a)(3) Letter dated June 25, 1999, from Dealer Manager to brokers, dealers, commercial banks, trust companies and other nominees.*

        (a)(4) Letter dated June 25, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

        (a)(5)    Notice of Guaranteed Delivery.*

        (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

        (a)(7)    Form of Summary Advertisement, dated June 25, 1999.*

        (a)(8)    Press Release issued by Parent on June 24, 1999.*

        (a)(9) Form of letter dated June 28, 1999 from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to investors of the Company.*

        (a)(10)   Press Release issued by Parent on June 28, 1999.*

        (a)(11) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 2, 1999.*

        (a)(12) Form of letter dated July 2, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to directors of the Company.*

        (a)(13)   Press Release issued by Parent on July 6, 1999.*

        (a)(14) Form of letter dated July 12, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to shareholders of Parent.*


                                      3







        (a)(15) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 14, 1999.*

        (a)(16)   Press Release issued by Parent on July 14, 1999.*

        (a)(17)   Press Release issued by Parent on July 19, 1999.*

        (a)(18)   Press Release issued by Parent on July 20, 1999.*

        (a)(19) Form of letter dated July 21, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to directors of the Company.*

        (a)(20) Form of letter dated July 26, 1999, from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to stockholders of the Company.

        (a)(21) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 26, 1999.

        (b)(1) Commitment Letter dated June 23, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.*

        (c)       Not Applicable.

        (d)       Not Applicable.

        (e)       Not Applicable.

        (f)       Not Applicable.

        (g)(1) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., Delaware Chancery Court, New Castle County.*

        (g)(2) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States
                  District Court, District of Delaware.*

        (g)(3) First Amended Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States District Court, District of Delaware.*
   _______________

        *Previously filed.






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                                  SIGNATURE

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      CEG ACQUISITION CORP.


                                      By:  /s/ Gary L. Neale
                                           ----------------------------
                                           Name: Gary L. Neale
                                           Title: President

                                      NISOURCE INC.


                                      By:  /s/ Gary L. Neale
                                           ----------------------------
                                           Name: Gary L. Neale
                                           Title: Chief Executive Officer

   Date: July 26, 1999







                                EXHIBIT INDEX

        Exhibit
        Number    Description
        -------   -----------

        11(a)(1)  Offer to Purchase, dated June 25, 1999.*

        11(a)(2)  Letter of Transmittal.*

        11(a)(3) Letter dated June 25, 1999, from Credit Suisse First Boston Corporation to brokers, dealers, commercial banks, trust companies and other nominees.*

        11(a)(4) Letter dated June 25, 1999, to be sent by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

        11(a)(5)  Notice of Guaranteed Delivery.*

        11(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

        11(a)(7)  Form of Summary Advertisement, dated June 25, 1999.*

        11(a)(8)  Press Release issued by Parent on June 24, 1999.*

        11(a)(9) Form of letter dated June 28, 1999 from Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, to investors of the Company.*

        11(a)(10) Press Release issued by Parent on June 28, 1999.*

        11(a)(11) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 2, 1999.*

        11(a)(12) Form of letter dated July 2, 1999, from Gary L. Neale,
                  Chairman, President and Chief Executive Officer of Parent, to directors of the Company.*

        11(a)(13) Press Release issued by Parent on July 6, 1999.*

        11(a)(14) Form of letter dated July 12, 1999, from Gary L. Neale,
                  Chairman, President and Chief Executive Officer of Parent, to shareholders of Parent.*

        11(a)(15) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 14, 1999.*

        11(a)(16) Press Release issued by Parent on July 14, 1999.*

        11(a)(17) Press Release issued by Parent on July 19, 1999.*







        11(a)(18) Press Release issued by Parent on July 20, 1999.*

        11(a)(19) Form of letter dated July 21, 1999, from Gary L. Neale,
                  Chairman, President and Chief Executive Officer of Parent, to directors of the Company.*

        11(a)(20) Form of letter dated July 26, 1999, from Gary L. Neale,
                  Chairman, President and Chief Executive Officer of Parent, to stockholders of the Company.

        11(a)(21) "NiSource/Columbia StraightTalk" communication to stockholders of the Company issued by Parent on July 26, 1999.

        11(b)(1) Commitment Letter dated June 23, 1999 to Parent from Credit Suisse First Boston and Barclays Bank PLC.*

        11(g)(1) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., Delaware Chancery Court, New Castle County.*

        11(g)(2) Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States
                  District Court, District of Delaware.*

        11(g)(3) First Amended Complaint in NiSource Inc. and CEG Acquisition Corp. vs. Columbia Energy Group et al., United States District Court, District of Delaware.*

   _________________

        *Previously filed.